AMENDED AND RESTATED

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

OF

DGI INVESTMENT TRUST

Effective August 1, 2024*

*As approved by the Board of Trustees at its meeting held on June 26, 2024.

Section 1. This Amended and Restated Distribution and Shareholder Servicing Plan (the “Plan”) constitutes the distribution plan for each of series listed on Schedule A (individually referred to herein as a “Fund” and collectively as the “Funds”) of DGI Investment Trust (the “Trust”). The Plan is adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Section 2. Subject to the limitations on the payment of asset-based sales charges set forth in Section 2341 of the Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), each Fund shall pay amounts not exceeding on an annual basis a maximum amount of:

a.	25 basis points (0.25%) of the average daily net assets of the Class A Shares of the Fund; and

b.	100 basis points (1.00%) of the average daily net assets of the Class C Shares of the Fund.

These fees will be paid to each Fund’s principal underwriter (the “Underwriter”) for activities or expenses primarily intended to result in the sale or servicing of the Fund’s shares. Except as specifically designated above, the fees may be used either as distribution fees or servicing fees to the extent that they fit the descriptions below. As described above, the following types of fees may be paid pursuant to the Plan:

a.	a distribution fee for: (i) (a) efforts of an Underwriter expended in respect of or in furtherance of sales of shares included in this Plan, and (b) to enable an Underwriter to make payments to other broker/dealers and other eligible institutions (each a “Broker/Dealer”) for distribution assistance pursuant to an agreement with the Broker/Dealer; and (ii) reimbursement of expenses (a) incurred by an Underwriter, and (b) incurred by a Broker/Dealer pursuant to an agreement in connection with distribution assistance including, but not limited to, the reimbursement of expenses relating to printing and distributing advertising and sales literature and reports to shareholders for use in connection with the sales of shares included in this Plan, processing purchase, exchange and redemption requests from customers and placing orders with an Underwriter or the Fund’s transfer agent, and personnel and communication equipment used in servicing shareholder accounts and prospective shareholder inquiries; and

b.	a service fee, if applicable and not otherwise covered under an administrative services plan and/or agreement, for: (i) (a) efforts of an Underwriter expended in servicing shareholders and (b) to enable an Underwriter to make payments to a Broker/Dealer for shareholder services pursuant to an agreement with the Broker/Dealer; and (ii) reimbursement of expenses (a) incurred by an Underwriter, and (b) incurred by a Broker/Dealer pursuant to an agreement in connection with shareholder service including, but not limited to personal, continuing services to investors. For purposes of the Plan, a Broker/Dealer may include any of an Underwriter’s affiliates or subsidiaries. A service fee will be considered as such pursuant to Section 2341(b)(9) of the FINRA Rules.

c.	No provision of this Plan shall be interpreted to prohibit any payments by a Fund with respect to shares of the Fund during periods when the Fund has suspended or otherwise limited sales of such shares.

Section 3. This Plan shall not take effect until it has been approved by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the applicable class of each of the Fund, if adopted after any public offering of such shares, and by the vote of the Board of Trustees of the Trust, as described in Section 4 of the Plan.

Section 4. This Plan shall not take effect with respect to a class of a Fund until it has been approved, together with any related agreements, by votes of the majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to this Plan (the “Rule 12b-1 Trustees”), cast in person at a meeting called for the purpose of voting on this Plan or such agreements, to the extent such in-person approval is required by the 1940 Act or rules thereunder and subject to relief provided by the U.S. Securities and Exchange Commission.

Section 5. Unless sooner terminated pursuant to Section 7 or 8, this Plan shall continue in effect with respect to the class of each Fund for a period of one year from the date it takes effect with respect to such class and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 4.

Section 6. Any person authorized to direct the disposition of monies paid or payable by any Fund pursuant to this Plan or any related agreement shall provide to the Board and the Board shall review at least quarterly a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 7. This Plan may be terminated as to a class of any Fund at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding affected class of the Fund.

Section 8. Any agreement with any person relating to the implementation of this Plan shall be in writing, and shall provide:

a.	That such agreement may be terminated at any time with respect to a Class, without payment of any penalty, by vote of a majority of the Rule 12b-1 Trustees or by a vote of a majority of the outstanding Class Shares of a Fund on not more than 60 days written notice to any other party to the agreement; and

b.	That such agreement shall terminate automatically in the event of its assignment.

Section 9. This Plan may not be amended to increase materially the amount of distribution expenses of the Fund provided for in Section 2 hereof, unless such amendment is approved in the manner provided in Section 3 hereof. No material amendment to this Plan shall be made unless approved in the manner provided for approval of this Plan in Section 4 hereof.

Section 10. The provisions of the Plan are severable for each class of shares of each Fund and any action required hereunder must be taken separately for each class covered hereby.

SCHEDULE A

to the

Distribution and Shareholder Servicing Plan

between

DGI Investment Trust

and

Northern Lights Distributors, LLC

dated August 1, 2024

Fund Portfolio(s)

DGI Balanced Fund